EXHIBIT 99.4

Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 1 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

Revision Record
Rev	CO	Description	Revised by	Date
0A	02289	Initial Release	Maria Lunden	May 21, 2002
0B	04261	Revisions made to comply with new corporate governance rules promulgated by US and Canadian regulators.	Candice Alderson	November 4, 2002
0C	08617	Revised to reflect title change from Vice President, Strategic Development to Vice President, Marketing and Business Development.	Maria Lunden	January 24, 2005
0D	10597	Revised to comply with U.S. corporate governance requirements under Sarbanes Oxley legislation.	Stephanie Chan	March 15, 2006
0E	12650	Revised as part of annual review by Board of Directors	Stephanie Chan	March 15, 2007
0F	15751	Approved by Board of Directors without changes on Feb 20, 2008 as part of the annual review.	Todd Croll	Feb 20, 2008
0G	16972	Approved by Board of Directors as amended on March 3, 2009 as part of annual review.	Kerry Hillier	March 3, 2009
OH		Approved by Board of Directors as amended on September 21, 2010	Kerry Hillier	September 21, 2010

This Policy replaces the former Code of Ethics Policy (116-0020-00).

Created by: Stephanie Chan	Date: March 15, 2006
Owner: Kerry Hiller	Date: March 27, 2009
Approved by: Kerry Hiller	Date: September 21, 2010

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 2 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

1.0	Purpose

Ballard’s code of ethics and workplace guidelines policy is based on our corporate values and represents important expectations that Ballard has of all Ballard employees (including senior officers and members of Ballard’s board of directors).  This Policy forms the cornerstone of how we conduct business and work together to achieve our goals. The behaviour and characteristics set out in this Policy are expected of every Ballard employee.

2.0	Scope

Our working environment is based on demonstrating mutual trust, respect, and concern for the safety and well being of every Ballard employee. The Policy reflects a commitment to achieve the highest level of ethical conduct and standards. We expect our employees use good judgement and we expect all Ballard employees to act in accordance with the spirit of this Policy.

In some cases Ballard has specific individual policies that deal exclusively with certain issues raised in this Policy.  All our employees must review such individual policies as they cover a broader range of information relating to the specific issue.

3.0	Definitions

In this Policy, “Ballard” means Ballard Power Systems Inc. and each other member of the Ballard group of companies.  References to “the Corporation” refer specifically to Ballard Power Systems Inc.

4.0	Expectations of Conduct

In the course of work related activity, you must observe these guidelines:

(a)	Treat everyone with respect and dignity.

(b)
Deal fairly with Ballard’s customers, suppliers, competitors and Ballard employees and do not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

(c)	Support and contribute to the success of your fellow Ballard employees and the overall achievement of team goals and objectives.

(d)	Uphold and abide by Ballard’s policies, guidelines, and philosophies.

(e)	Provide honest and accurate information in all Ballard documentation and communications, including any reports submitted to external parties, such as governmental agencies.

(f)	Ensure that all reports and documents filed by Ballard with regulatory authorities are full, fair, accurate, timely and understandable.

(g)
Not fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of Ballard’s financial statements, for the purpose of rendering such financial statements materially misleading.

(h)	Report expenses accurately and honestly.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 3 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

(i)	Place the interests of Ballard ahead of any personal profit or gain.

(j)	Refrain from engaging in any threatening behaviour or fighting while on Ballard premises or while carrying out your employment duties.

(k)
Act respectfully in interactions with others by not using offensive or abusive language while carrying out your employment duties or engaging in gossip or expressing derogatory remarks about other Ballard employees, members of management, customers or visitors or otherwise engaging in any conduct which could be in violation of the Workplace Harassment and Anti-Discrimination Policy.

(l)	Use your best efforts to protect Ballard and Ballard employee property against any theft or willful damage.

(m)
Uphold Ballard’s Confidentiality Policy by not disclosing, misusing or removing any Ballard records, documentation, photographs, drawings, customer information, or any other confidential information without authorization.

(n)	Abide by all of Ballard’s policies and laws and regulations that are applicable to Ballard’s business.

(o)	Use Ballard property for the purpose it is intended, and not for any personal purposes or gain.

(p)	Strive for attendance and punctuality. Your daily contribution is important to the success of Ballard.

(q)	Abide by any confidentiality or non-disclosure agreements with former employers.

(r)	Conduct your activities safely and without jeopardizing your own health and safety, or that of another Ballard employee. See the section entitled “Prohibited Acts” below.

(s)	Possess or use no alcohol (except as permitted if approved by senior management for a special function) or other controlled substance while on Ballard premises.

(t)	While on Ballard premises, only smoke outdoors in designated areas.

(u)	Practice good housekeeping in your work area to maintain a healthy and safe working environment.

(v)	Bring no firearms, dangerous weapons, or illegal items onto Ballard property. See the section entitled “Prohibited Acts” below.

(w)	Refrain from making any improper or illegal payments to any government officials.

5.0	Prohibited Acts

Workplace Violence

The possession, use or threatened use of any weapon, including but not limited to a firearm, handgun, knife, explosive weapon, gun, chemical dispensing device or club, on any Ballard premises is strictly prohibited.

Any person, including but not limited to Ballard employees, agents, independent contractors, customers, visitors, licensees, invitees and trespassers, who possess, use or threaten to use a weapon on any Ballard premises, will be subject to immediate removal from the premises. Additionally, that person may be subject to legal action.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 4 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

One of Ballard’s goals is to maintain a workplace that is safe and free of any and all threats of violence or acts of violence.  Ballard has zero tolerance for any kind of workplace violence or threat of violence.  Prohibited acts include, but are not limited to, any threats of violence, destruction of personal or Ballard property, and acts of physical violence and intimidation (regardless of whether such threats are made in jest).

It is the responsibility of each Ballard employee to be aware of what is going on around them and to immediately report to his or her supervisor or the Human Resource department the threat of any kind of violence that might endanger his or her own safety or the safety of others.  All threats or acts of violence will be taken seriously.

For clarity, the possession and use of tools or implements (e.g., a knife or hammer) for the proper and authorized performance of a person’s assigned work tasks on Ballard premises is not prohibited, but is otherwise governed by this Policy.  See the section entitled “Expectations of Conduct” above, and the preceding discussion of prohibited acts.

Improper Payments to Government Officials

It is prohibited for any Ballard officer, employee, agent or representative to offer payments to a foreign official, directly or indirectly, in order to obtain or retain business or secure any improper advantage.  In addition to government officials, “foreign officials” includes officials of public international organizations, consultants who hold government positions, employees of government-owned companies and political party officials.  Direct or indirect payments includes payments, offers, authorizations or gifts of money or anything of value to a foreign official or to any other person (such as a consultant) who, in turn, is likely to make a gift, payment or offer anything of value to a foreign official.

A minor exception to this prohibition is expenditures for meals, entertainment and other normal social amenities with respect to foreign officials provided they are not extravagant and otherwise conform to local laws and customs.  Similarly, gifts may be given to foreign officials only if the gifts are of modest value (i.e. under US $50) and conform to local laws and customs. Exercise your best personal judgment and common sense when deciding whether to offer a gift or invitation. When in doubt, please consult your supervisor.

Because the actions of a third party acting as an agent or representative can expose Ballard to liability under anti-bribery laws, care should be taken in the retention of such agents or representatives.  A sufficient investigation should be undertaken to ensure any such person does not intend to engage in any improper practices.

Breach of Securities Laws or Fiduciary Duty

Should Ballard’s legal counsel or any Ballard employee become aware of a material violation by Ballard of Canadian or U.S. securities laws, or a breach of the fiduciary duty owed to Ballard by any of its employees, such event shall be reported to Ballard’s Chief Legal Officer or Chief Executive Officer, or such other person acting in a similar role.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 5 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

6.0	Conflict of Interest

A Ballard employee that finds himself or herself in a situation where he or she may be placing their own or others interests ahead of the interests of Ballard must seek advice from his or her direct supervisor.

While Ballard has a specific Conflict of Interest Policy that sets out the appropriate responses to certain conflicts of interest, the list below indicates a few conflicts that Ballard employees should be aware of. However, many other conflicts of interest can exist and the list below simply sets out the ones that most commonly arise.  If you are in a conflict of interest or perceive you may be in a conflict of interest, please consult the Conflict of Interest Policy and speak to your supervisor.

Accepting gifts and invitations

Ballard employees may not accept any money or gifts from a supplier or customer, especially where it could influence or might reasonably be seen as influencing Ballard’s business relationship with that supplier or customer. As a minor exception to this general rule, this Policy does not prohibit Ballard employees from accepting occasional gifts of nominal value (i.e. under US $50) or social invitations which are customary and proper under the circumstances and in keeping with good business ethics, so long as no reciprocal obligation is involved in such acceptance.

Exercise your best personal judgment and common sense when deciding whether to accept a gift or invitation. When in doubt, please consult your supervisor.  Ballard employees must keep in mind that soliciting a gift (whether of nominal value or otherwise) is never acceptable.

Choosing suppliers

When choosing a supplier among competitors for any goods or service, Ballard employees must weigh the facts impartially and objectively. Choose the supplier who can offer the best-valued product or service in accordance with Ballard’s needs. Ballard employees must not do anything that suggests the purchase decision was influenced by irrelevant or improper considerations, such as a kickback, bribe, personal favour, or gift. When choosing suppliers, Ballard employees must disclose to their supervisor any personal relationships which could influence, or be perceived to influence, the selection and then abstain from the decision making process. In addition, Ballard employees must not exert any influence to obtain “special treatment” from a particular supplier. It is essential that suppliers competing for Ballard’s business have confidence that Ballard’s selection process is ethical.

Financial conflicts of interest

Ballard employees should avoid acquiring or holding a significant financial interest in companies where it may give rise to a conflict between the employee’s financial interest and Ballard’s interests, such as a supplier, customer or provider of service. A financial interest generally will be considered “significant” or improper if the amount of investment (e.g. number of shares owned), together with the identity of the particular company in which the Ballard employee has invested, is influencing or could be viewed objectively as influencing a Ballard employee’s actions or decisions as a Ballard employee. If a Ballard employee holds a significant interest in another company which does business or is negotiating to do business with Ballard, the Ballard employee must disclose the potential conflict to his or her supervisor and refrain from all decision making related to and interaction with that other company in the course of employment.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 6 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

Loans

Subject to legislative exceptions, Ballard shall not, directly or indirectly, extend, arrange or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

7.0	Confidentiality

While Ballard has a specific Confidentiality Policy that sets out guidelines for the safeguarding of confidential information and for the conduct of Ballard employees and members of Ballard’s board of directors acting on behalf of Ballard when dealing with external parties, it is important to reiterate some of the important points of the Confidentiality Policy in this Policy.

Ballard employees must not use their knowledge of any confidential or internal information for personal gain, financial or otherwise.  In addition, Ballard employees should not discuss details of Ballard’s business with family or friends or at social or public functions such as dinner parties or trade shows.  Communications with analysts, the media and investors may only be handled by senior management (i.e. CEO, President or Vice President) or the Corporation’s Corporate Relations department in accordance with Ballard’s Disclosure Policy.

While it may occasionally become necessary to disclose confidential information in the course of business, such disclosure must be limited to situations where controls have been put into place to limit the inappropriate use or further disclosure of the information.  Where confidential information must be disclosed to an external party (such as collaborators, joint developers, suppliers, customers, bankers or professional advisors), only information absolutely necessary to the external party should be provided and the external party should sign a confidentiality agreement in acceptable form.

Ballard employees are also required to maintain the confidentiality of information entrusted to them by external parties (e.g. suppliers, customers) in the same manner that Ballard confidential information is maintained.

To ensure that the confidentiality of Ballard’s or external parties’ information is maintained when multiple copies of a confidential document has been distributed, all Ballard employees should keep a record of where each copy is and the persons to whom they have given such a copy.  This can be done by numbering each copy and creating a distribution list.  Confidential documents should include a legend stating that they are proprietary and confidential.

If a Ballard employee or a member of Ballard’s board of directors discloses material confidential information to an external party and is concerned that such disclosure may not have been in accordance with this Policy, he or she must immediately notify his or her supervisor or the Corporation’s Chief Financial Officer or Manager, Corporate Relations or the Corporation’s Legal department in Burnaby, British Columbia, Canada.  Likewise, a Ballard employee who has any questions regarding the potential disclosure of confidential information should contact his or her supervisor for clarification.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 7 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

8.0	Compliance with applicable laws and monitoring and enforcement procedures

Ballard expects all Ballard employees to adhere to internal policies and guidelines as well as all laws and regulations that apply to Ballard’s business.  To ensure that all Ballard employees are aware of Ballard’s policies, new Ballard employees are required to attend policy training seminars.  At these seminars Ballard employees receive training on this Policy, in addition to many others.  Members of Ballard’s board of directors also review this Policy and the Corporate Watch Policy on an annual basis.  Each member of Ballard’s management is required to confirm his or her compliance with this Policy on an annual basis.

When an act of Ballard, a Ballard employee or a member of Ballard’s board of directors violates a policy, law or regulation, Ballard’s senior management must be informed in a timely manner so that issues may be investigated and dealt with as quickly as possible.  Delays in bringing the information to the attention of senior management may cause damage, complications, and irreversible consequences for Ballard. Following the steps outlined below and ensuring that reports of violations are accurate and reliable will allow Ballard to address the issues and ensure that timely remedial action is taken.

You must make a report under this Policy if you are aware of information which you reasonably believe demonstrates:

(a)	A violation of any internal policy or code of practice,

(b)	A contravention of any law, rule or regulation,

(c)	Corruption, illegality, mismanagement or fraud, or

(d)	A danger to the public or danger to a Ballard employee’s health and safety.

Ballard welcomes the courage and honesty of any Ballard employee who voices concern over a particular course of action that he or she genuinely believes to be unlawful or harmful. Any attempts to intimidate or threaten a Ballard employee to discourage reports pursuant to this Policy and any retaliation or harassment based upon a report made by any Ballard employee pursuant to this Policy is strictly prohibited and will result in disciplinary action up to and including immediate termination.

Groundless or unwarranted complaints or disclosures of a harassing nature – with an ulterior motive of vindictive intent – will not be tolerated. Appropriate disciplinary measures will be taken if allegations are initiated for malicious reasons or in bad faith.

If you believe wrongdoing or serious misconduct has taken place, follow these procedures:

(a)	Approach your supervisor or a senior executive to discuss the matter,

(b)	Make an anonymous report via Ballard’s web reporting site. The URL for the site is: https://ballard.alertline.com.

(c)	Leave an anonymous message at either 1-866-412-3123 if calling from North America, or if calling from outside North America dial (country's international access code) + 800-7530-7530.

The web reporting site and  toll-free numbers have been set up with a third-party service provider for the sole purpose of receiving reports under this Policy.  They are completely anonymous and no information about the sender is recorded.   Reports and messages will be

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 8 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

received by one designated person from the Corporation’s Human Resources, Legal and Internal Audit departments and then forwarded to the appropriate individuals.

Under certain statutes and regulations relating to corporate governance practices, companies are required to provide for an anonymous method for employees to make submissions regarding any concerns relating to an accounting or auditing matter.  Any submissions received relating to an accounting or auditing matter will also be reported directly to the Corporation’s Audit Committee (a committee of the board of directors) for further action.

If a Ballard employee receives an inquiry from a governmental authority concerning suspected unlawful conduct, the Ballard employee must immediately direct the inquiry to the Corporation’s Legal department in Burnaby, British Columbia, Canada. In such circumstances, Ballard employees should take measures to preserve documents and other items relevant to the investigation. To conceal an offence or to alter or destroy evidence violates Ballard’s commitment of conducting its business in a legal, ethical and credible manner and is strictly prohibited.

Ballard’s response to reports could include the following:

(a)
Ballard will promptly commence a formal internal investigation into the matter in a thorough and fair manner. The identity of a person reporting a possible violation is treated as confidential to the extent possible, and only revealed on a need-to-know basis or as required by law or court order.

(b)	If unlawful conduct is discovered from the investigation, immediate steps to achieve compliance with the applicable law, regulation or policy will be taken.

Ballard is committed to complying with all applicable laws, regulations and policies. Such compliance is only possible if all Ballard employees ensure that they follow all applicable laws, company policies and guidelines, and seek advice when in doubt from the Corporation’s Legal department in Burnaby, British Columbia, Canada.  Ballard employees who violate the law or Ballard’s compliance policies or knowingly fail to report a violation of law or compliance policy may be subject to disciplinary action. The nature and extent of the action will be determined on a case-by-case basis.  In reviewing what disciplinary action is appropriate in any given situation, Ballard will consider a number of factors, including, but not limited to:

(a)	The nature and severity of the offence,

(b)	The intent of the persons involved,

(c)	Whether the persons involved acted reasonably,

(d)	Any efforts by the persons involved to obtain guidance before the offence occurred, and

(e)	Whether the persons involved reported themselves.

Ballard employees are encouraged to report their own wrongdoing. This action will be taken into account when assessing the appropriate discipline. Ballard will also recognize situations where a Ballard employee has made an honest mistake while acting reasonably and, in such situations, where reasonable, consider whether corrective action can be reduced or eliminated.

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Ballard Power Systems Corporate Division Policy - POL5000019	Revision: 0G Page 9 of 9 Dept: Legal & IP
TITLE: Code of Ethics and Workplace Guidelines Policy

9.0	Termination of Employment

At the end of your employment with Ballard, you must abide by certain obligations set out in your employment agreement or other related agreements.  These obligations, and in particular those regarding intellectual property, confidentiality, non-solicitation and, for certain Ballard employees, non-competition, continue after termination of employment. You must also return all confidential information, documents, drawings, computer programs, tapes or other records, including copies and summaries thereof prepared by you with respect to your employment or which come into your possession because of your employment.  You must return property, such as laptops and mobile phones to Ballard before your last day.

10.0	Notice

A violation of this Policy may carry severe consequences both for Ballard and the individuals involved.  Compliance with this Policy is a condition of office or employment with Ballard.  A violation of this Policy may be grounds for discipline, up to and including immediate dismissal.

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